Barclays PLC S-8

Exhibit 107

Calculation of Filing Fee Table

FORM S-8
(Form Type)

Barclays PLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Maximum Aggregate Offering Price (2)	Fee Rate	Amount of Registration Fee (2)
Equity	Ordinary shares of Barclays PLC, nominal value 25p per share to be issued under the Barclays Group Share Value Plan (3)	Rule 457(c) and Rule 457(h)	1,050,000,000 shares	100%	$2,086,502,208.00	$110.2 per $1 million	$229,932.54
Total Offering Amounts					$2,086,502,208.00		$229,932.54
Total Fee Offsets							$0
Net Fee Due							$229,932.54

(1)	The amount of ordinary shares of Barclays PLC, nominal value 25p per share (“ordinary shares”), being registered represents the estimated maximum aggregate amount that can be awarded to employees in the United States pursuant to the Barclays Group Share Value Plan, including the Joiners Share Value Plan.
(2)	In accordance with Rule 457(h), the maximum offering price per share has been calculated pursuant to Rule 457(c) based upon the average of the high and low price of the ordinary shares on the London Stock Exchange of £1.5544 on June 15, 2023. The translation of pounds sterling into U.S. dollars has been made at the closing spot rate for pounds sterling, as reported by Bloomberg at 5 p.m., New York City time, on June 15, 2023. Offering prices are estimated solely for the purpose of calculating the registration fee.
(3)	The ordinary shares may be represented by American Depositary Shares, each of which represents four ordinary shares. American Depositary Shares, which may be evidenced by American Depositary Receipts, issuable on deposit of ordinary shares have been registered pursuant to the separate Registration Statement on Form F-6 (File No. 333-261527).